Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.drinkerbiddle.com

June 15, 2018

Via Edgar Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Samantha Brutlag

RE:	FlexShares® Trust (the “Trust” or “Registrant”)
Post-Effective Amendment No. 76 to the Registration Statement on Form
N-1A (File Nos. 333-173967 and 811-22555)

Dear Ms. Brutlag:

The following responds to the comments that you provided to us by telephone on May 11, 2018, regarding the above-referenced post-effective amendment to the Trust’s registration statement on Form N-1A (“PEA 76”). PEA 76 was filed to register shares of a new portfolio of the Trust: FlexShares® High Yield Value-Scored US Bond Index Fund (the “Fund”).

Our responses follow your comments. Terms not otherwise defined herein shall have the meaning ascribed to them in the PEA 76. The changes to the Trust’s disclosure discussed below will be reflected in Post-Effective Amendment No. 78 to the Trust’s Registration Statement (“PEA 78”), which will be filed on or about June 21, 2018

Prospectus

1.	Comment: The name of the Fund has the word “US” in it so the Fund must have a policy to invest at least 80% of its net assets in companies tied economically to the geographic region or country suggested by the term “US.”

Response: The Fund name has been revised to “FlexShares® High Yield Value-Scored Bond Index Fund.”

Summary Section - Fee Table

2.	Comment: Please provide the completed Fee Table and Expense Example that will be included in PEA 78 one week before the expected effective date of PEA 78.

Response: A completed Fee Table of the Fund is included at Appendix A, which will also be included in PEA 78.

3.	Comment: Please confirm supplementally that the expense reimbursement disclosed in Footnote 2 will continue at least one year from the effective date of the Prospectus. Also, if the Investment Adviser can recoup reimbursed expenses, please include the terms and conditions of the recoupment.

Response: The “Expense Reimbursement” and “Total Annual Fund Operating Expenses After Expense Reimbursement” captions and Footnote 2 will be removed from the Fee Table. See attached Appendix A.

Summary Section - Principal Investment Strategies

4.	Comment: For plain English reasons, please add a sentence explaining that the Underlying Index is a subset of the Parent Index at the beginning of the discussion of the Principal Investment Strategies.

Response: The Registrant will revise the disclosure at the beginning of the discussion of Principal Investment Strategies as follows:

“The Underlying Index reflects the performance of a broad universe of US-dollar denominated high yield corporate bonds that seeks a higher yield than the overall high yield corporate bond market, as represented by the Northern Trust High Yield US Corporate Bond IndexSM (the “Parent Index”). The securities included in the Underlying Index are a subset of the securities included in the Parent Index.”

5.	Comment: The term “Value-Scored” is in the Fund name but it is not explained. Please add an explanation of what “Value-

Scored” means and that it may involve more risk. Also, if it only means “higher yielding,” why is including the term “Value-Scored” not confusing to investors?

Response: The term “Value-Scored” in the Fund name refers to the term in the name of the Underlying Index, whose methodology utilizes a proprietary value score. This score is a quantitative ranking, based on among other things: (a) valuation metrics to assess the relative value of the component security compared to other similar securities; (b) spread analysis to assess the risk/return trade-off associated with each component security compared to other similar securities; and (c) solvency metrics to assess the issuer’s short term and long term solvency and risk of default. The index methodology involves optimization of the value-score factor, as well as other quantitative factors, to maximize exposure to the value-score factor by a component security relative to the universe of eligible securities. Please refer to Appendix B for additional information on the methodology for the Underlying Index. For clarification, the following disclosure will be added:

“The Underlying Index begins with the Parent Index and then follows a rules-based methodology to select and weight securities, subject to certain constraints, to optimize exposure to a proprietary value score, as determined by NTI acting in its capacity as index provider (“Index Provider”). The value score is a quantitative ranking, based on among other things: (a) valuation metrics that assess the relative value (i.e., potential for yield) of a component security; (b) spread analysis that assess the risk/return trade-off associated with each component security; and (c) solvency metrics that assess the issuer’s short term and long term solvency and risk of default.”

Also, the “Value Score Risk will be revised as follows:

“Although the Underlying Index is designed to measure a portfolio of bonds of companies with the potential for higher yields and less risk of insolvency relative to the Parent Index, there is no assurance that the Underlying Index or Fund will be comprised of such securities. The Fund may be subject to greater credit risk, price volatility and risk of loss.”

6.	Comment: The methodology of the Underlying Index should be rules-based. This means that the weights and index components are determined using defined criteria. If discretion is involved, it should be limited to specified circumstances and clearly disclosed. Please further clarify the meaning of “and on market considerations.” In addition, please explain to the SEC staff supplementally, why such discretion does not indicate that the Fund is actively managed. The SEC staff may have additional comments.

Response: The Underlying Index is a rule-based index. The index components and weights are determined using defined criteria. The phrase “and on market considerations” will be removed, and the disclosure will be revised as described in the response to comment no. 5 above. Accordingly, the Fund is not actively managed. Please refer to Appendix B for additional information on the methodology for the Underlying Index.

7.	Comment: Consider disclosing the current duration of the Parent or Underlying Index and consider providing an example of duration.

Response: The Registrant does not believe that including information regarding the current duration of the Parent or Underlying Index in the Prospectus will be helpful to an investor because that metric will vary. The Underlying Index methodology does not target a specific duration. Although bonds must have a remaining time to maturity of at least one year to be included in the Underlying Index, there is no limit on the maximum remaining time to maturity. The Registrant notes that there is disclosure in the Prospectus regarding the relationship between a bond’s maturity and interest rate sensitivity and the following disclosure will be added to the Interest Rate/Maturity Risk in the summary section:

“Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.”

The following disclosure will be added to the “Interest Rate/Maturity Risk discussion in “Additional Fund Information”:

“A fixed income security’s duration approximates its price sensitivity to changes in interest rates. For example, suppose that interest rates in one day fall by one percent, which in turn, causes yields on every bond in the market to fall by the same amount. In this example, the price of a bond with a duration of three years may be expected to rise approximately three percent and the price of a bond with a five-year duration may be expected to rise approximately five percent. The converse is also true. Suppose interest rates in one day rise by one percent, which in turn, causes yields on every bond in the market to rise by the same amount. In this second example, the price of a bond with a duration of three years may be expected to fall approximately three percent and the price of a bond with a five-year duration may be expected to fall approximately five percent. Interest rate changes have a greater effect on the price of fixed-income securities with longer durations. Certain factors, such as the presence of call features, may cause a particular fixed-income security, or a Fund as a whole, to exhibit less sensitivity to changes in interest rates. The maturity of a security, another commonly used measure of price sensitivity, measures only the time until final payment is due, whereas duration takes into account the pattern of all payments of interest and principal on a security over time, including how these payments are affected by prepayments and by changes in interest rates.”

8.	Comment: Please provide a white paper to the SEC staff for the Underlying Index because it is a new index.

Response: The index methodology for the Underlying Index was provided by email to you on May 30, 2018 and is attached as Appendix B.

9.	Comment: Please provide the SEC staff with the completed information regarding the Fund’s Industry Concentration Policy and ensure that corresponding risk disclosure regarding the industry concentration is added.

Response: The Underlying Index is not expected to be concentrated in any industry and the disclosure will be revised as follows:

“Industry Concentration Policy. The Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the Underlying Index is concentrated.”

10.	Comment: Please disclose the number of components in the Underlying Index.

Response: The number of components in the Underlying Index will be added to the Prospectus.

11.	Comment: Since non-US issuer risk is a principal risk of investing in the Fund, please include a corresponding policy to invest in non-US issuers as a principal investment strategy.

Response: The Fund’s investment adviser will invest at least 80% of the Fund’s total assets in its Underlying Index. The Underlying Index includes securities of non-U.S. issuers. The following completed sentence will be added to the Prospectus:

“As of May 31, 2018, there were 980 issues in the Underlying Index from 654 issuers domiciled in the following countries: Australia, Canada, Denmark, France, Germany, Italy, Japan, Netherlands, New Zealand, Norway, Spain, Sweden, Switzerland, United Kingdom, and United States.”

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

Copy to:	Peter K. Ewing
Ann Marie Halter
Jose Del Real, Esq.
Diana E. McCarthy, Esq.

Appendix A

FlexShares® High Yield Value-Scored Bond Index Fund

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Under the Fund’s Investment Advisory Agreement, the Fund is responsible for the following expenses: interest expenses, brokerage commissions and other trading expenses, fees and expenses of the independent trustees and their independent legal counsel, taxes and other extraordinary costs such as litigation and other expenses not incurred in the ordinary course of business. You will also incur usual and customary brokerage commissions when buying or selling shares of the Fund in the secondary market, which are not reflected in the example that follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment).

Management Fees	0.37%
Distribution (12b-1) Fees	0.00%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.37%

(1)	Other expenses are estimated for the current fiscal year as the Fund has not commenced operations as of the date of this Prospectus.

Example

The following Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	$38
3 Years	$119

Appendix B

NORTHERN TRUST HIGH YIELD VALUE-SCORED US CORPORATE BOND INDEX

INDEX METHODOLOGY

Northern Trust
50 South La Salle Street
Chicago, Illinois 60603 Nt_index_services@ntrs.com	INTRODUCTION
northerntrust.com	This document sets forth the methodology for the Northern Trust High Yield Value-Scored US Corporate Bond Index (the “Index”).

The Index is calculated and disseminated by Intercontinental Exchange Data Services (ICE).

OVERVIEW

Northern Trust High Yield Value-Scored US Corporate Bond Index

The Northern Trust High Yield Value-Scored US Corporate Bond Index is designed to measure the performance of a diversified universe of high yield, US-dollar denominated bonds of companies exhibiting favorable fundamental qualities, market valuations and liquidity, as defined by Northern Trust Investments, Inc.’s (“NTI”) proprietary scoring models.

INDEX ELIGIBLITY

In order to be eligible for inclusion in the Northern Trust High Yield Value-Scored US Corporate Bond Index, each bond issue must be:

• A constituent of the Northern Trust High Yield US Corporate Bond Index (the “eligible universe”)

DETAILED METHODOLOGY

The construction of the Index begins with a securities screen to determine eligible securities (as described in the “Index Eligibility” section). Once all eligible securities have been identified, the securities are then optimized based on their exposure to quantitative factors such as:

• Value-Score[i], Credit-Scoreii, and Liquidity Scoreiii, as determined by NTI’s Quantitative Research team’s proprietary scoring models

The primary objective of the optimization is to maximize exposure to the value-score factor relative to the eligible universe. In addition to that objective, systematic risk is managed during the optimization through the use of several constraints. These constraints are listed below (bounds show as relative weightings unless otherwise noted):

• Minimum absolute constituent constraint: to require that each constituent in the Index has a weight of at least one basis point (0.01%)

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NORTHERN TRUST HIGH YIELD VALUE-SCORED US CORPORATE BOND INDEX

• Minimum absolute turnover constraint: to require that Index turnover at the constituent level is larger than one basis point (0.01%) for each change made during the reconstitution

• Issuer level constraint: to limit each issuer’s absolute weight to 5% or less

• Sector constraint: to limit the Index’s maximum or minimum sector weight exposure to +/-8% versus the eligible universe at each reconstitution

• Effective Durationiv: to constrain the Index’s effective duration to +/- 0.10 versus the eligible universe at each reconstitution

• Proprietary Credit-Score constraint: to remove bonds ranking in the lowest decile of the proprietary score

• Proprietary Liquidity Score constraint: to restrict new issuances that fall in the bottom 5% of liquidity within each sector, per the proprietary score, at each reconstitution

• Turnover constraint: to limit the Index’s turnover at each reconstitution to 15%

All the systematic risk constraints are placed in the constraint hierarchy so when a solution is not feasible due to hard constraints, a relaxed solution is found.

Any changes to this methodology will be announced to clients at least sixty (60) days in advance prior to becoming effective.

RECONSTITUTION & REBALANCING

The Northern Trust High Yield Value-Scored US Corporate Bond Index is reconstituted monthly[v] on the last business day of the month in which U.S. bond markets are open for tradingvi, and becomes effective immediately after the market close. Intra-period adjustments may be made at the discretion of NTI in connection with errors, changes in eligibility, and corporate actions.

The Northern Trust High Yield Value-Scored US Corporate Bond Index reserves the right to postpone each reconstitution date for up to one week with prior client notification of such a postponement.

All changes to constituents and weightings will be announced to clients at least two (2) days prior to the reconstitution or rebalancing date, and again with definitive weights after the close of the reconstitution or rebalancing date, before the following business day’s market open.

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NORTHERN TRUST HIGH YIELD VALUE-SCORED US CORPORATE BOND INDEX

[i]   The core components of the proprietary value scoring model are based on quantitative ranking of various metrics obtained from company filings with the SEC, as well as recent price activity. The scores have multiple components, and include but are not limited to the following: Valuation (e.g. to assess the relative value of the security versus other similar securities), Spread Analysis (e.g. to assess the risk/return trade-off associated with each security versus other similar securities) and Solvency (e.g. to assess the corporation’s short term and long term solvency and also its risk of default).

ii   The core components of the proprietary credit scoring model are based on quantitative ranking of various metrics obtained from company filings with the SEC and recent price activity. These scores have three components: Management Expertise (e.g. corporate finance activities), Profitability (e.g. assess the reliability and sustainability of financial performance) and Solvency (short and long term).

iii   The core components of the proprietary liquidity score are based on a quantitative ranking of security characteristics obtained from company filings with the SEC. Examples of data sets utilized to determine liquidity include but are not limited to: time to maturity (e.g. time until the security reaches its maturity date as measured in in years), total issuer debt outstanding (e.g. the sum of all debt outstanding for a single corporate issuer), and time since original issuance (e.g. the time that has elapsed since the security was originally issued as measured in years).

iv   A measure of the sensitivity of the price of a bond to a change in interest rates, adjusted for embedded options, and commonly utilized to evaluate a bond’s theoretical change in value given a shift in the yield curve.

[v] Data used to strike the forward index is locked down for construction purposes eight business days prior to month end.
vi Per the US holiday schedule posted at www.sifma.org/services/holiday-schedule/

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